Filed by Sabine Oil & Gas LLC

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Oil Corporation

Commission File No.: 001-13515

Sabine Oil & Gas LLC posted the following transcript to its website on June 26, 2014:

Company Name: Sabine Oil & Gas (SAB)

Event: Global Hunter Securities 100 Energy Conference 2014

Date: June 24, 2014

<<Analyst, Global Hunter Securities, LLC>>

All right. Next presenter, we have Shane Bayless, speaking on behalf of Sabine Oil & Gas and Forest Oil.

<<Shane Bayless, Executive Vice President and Chief Financial Officer>>

Thanks and good afternoon to everyone. I appreciate the attendance and the interest in the Sabine, Forest story. I will get started by really giving – for some of you maybe new to the Sabine side. We’re a privately held company, currently formed in 2007, backed by First Reserve. We’re a Texas focused clearly by the map. We have had assets outside of the boundaries here. We had dabbled in our – Utica [ph] basin position. We’ve had some Bakken acreage over the years, but currently focused in nearly three core areas.

East Texas obviously, capitalizing the Cotton Valley and Haynesville, currently the Cotton Valley and currently the Haynesville, we’ll talk about a little bit what those economics look like today. The Eagle Ford, which is the position we built here over the last couple of years. We’ll speak to kind of where that asset has matured to from our standpoint. And then up in the Panhandle, we have a 33,000 plus acre block targeting the Granite Wash.

So and we’ll sit through all of the statistics here, these are all first quarter stats. I’ll give further in the presentation. I’ll give you a look at the combined view of the asset footprint of Sabine, Forest combination. And while we thought, the transaction was certainly a very attractive one for the shareholders of both entities. Here is just kind of what we’ve been doing as a private company, which we’ve had public bonds out since 2010, not a current filer with the SEC, but certainly we’ve been posting the results via conference calls on our website.

So this data is all out there publicly. But we’ve been a very growth oriented entity as you can see from inception, took initial steps into the East Texas world as we – as I said initially and as gas prices also were challenging for a couple of years. We did take opportunities to go elsewhere and look for other liquid oriented opportunities. We got ourselves into the Eagle Ford in 2012 and then acquired later in that year the Panhandle assets as well. It’s by revenue obviously a pretty balanced mix by production today, Sabine as well as actually Forest as both about two-thirds gas and a third combination of NGLs and oil. And we’ll touch again on some more of the combined statue in a little bit.

Cotton Valley is clearly a, what I would call a play that has been very well developed over the history, but I would probably say that it’s probably a bit under the radar screen for some. We’ll show you some economics that we think are at or better than what we are seeing in a lot of the Eagle Ford positions and it certainly competing well against what we have in the play, that being called on a strip deck, mid-30s to upper 30 type rate of return.

The combination here just to show both to us and Forest as acreage position was clearly a very significant component and logic path reasoning towards the combination making sense, puts a 200,000 plus acreage position together and we think a basin that is very well situated market wise, realizations in our East Texas area are 98% to 100% of Henry Hub. So you do have a very good position as far as we’re getting your product to market, as well as what we see consistently and comparably to what we did in the Eagle Ford as well.

The Haynesville is something we’re currently not drilling as of – so far this year, we have completed as you’ll see here in the 2013 results and the 2014 plan. We had 15 wells that we had drilled in years past call it 2010 type advantage that were drilled, but not completed. We had a joint venture partner come in and paying for those completions over the last two years, where it heads up 50% share of the well. Did a couple of things for us, clearly put production on, but also gave us and what we call is 15 current reps and how we would complete those wells.

And it’s certainly inspired us to look at what the oil and cost of the Haynesville drill and complete cost would be on a grassroots basis. We’ve got that targeted to drill a few wells here this fall on a new completion and a bit of a change in our casing program. We think the economics there could yield something in the 30% to 35% rate of return there on the Haynesville at today strip.

So good upside there, and as you can see again, the position in Harrison is perspective for the – or the Haynesville. The Forest Haynesville acreage is also sitting on the other side of the state lying over North Louisiana. This is just an acreage plot that we had through the course of one-on-ones and other meetings over the last month, post-announcement of the deal looking for sort of granularity to what – where our position sits on the Sabine side, by county and how much is developed as you can see.

Essentially 100% HBP in both areas, which was a critical component of ours nimbleness if you will to move to the Panhandle and the Eagle Ford assets during what we would say is the downside of the gas market a couple of years ago, where we’re well protected on a cash flow through hedging and simply we’re able to take that capital and push it to other basins given that this disposition in East Texas was HBP, it wasn’t requiring any near-term capital.

Moving to over to the Shiner area of the Eagle Ford for those of you kind of needing a locator map, we’re in the North West part of DeWitt County in this block Southern Lavaca. You can see the color coding around this, the lighter blue is the Penn Virginia block that comes out as from call it the Northwest. And then the green block there, next to our acreage as well as the former GeoSouthern acreage or the Devon current position.

It has been a very active position for us and then currently we have three rigs in Shiner for a total in the Eagle Ford. And we’ve accounted – accumulated now just, I think north of 40,000 net acres on a combined basis with a good – with probably all the 2,300 of it staying here in this position, so very good results and very big growth component of our story.

Touched on the Sugarkane, this block actually sits further Southwest in DeWitt. We picked it up at the end of 2012. And as you can see it’s in full development mode. We’ve been drilling pad, pad locations on this from day one and had very good results so far to-date.

I mentioned our Panhandle assets up in the Panhandle in Roberts County. The Granite Wash for us is again not a tremendous position. We think we can expand out of this play. We’ve got a little over 33,000 acres in it today. We’re running two rigs on it. It’s by far our best economics, wells are 100% rate of return plus. There – I’ll say at times of challenging from a drill bit standpoint, but we certainly had as you can see very good success.

You can also see where we are currently focused at up in the Northeast call it section of the ranch and then walking call if you will the development on Westward. Currently, we are running at, say, two rigs and we’ve got about two years worth of well sort of in front of us. And to-date though I’d say we had as good or better results as we walk west, so it’s all looking very well.

I’ll switch now to the transaction. Some of you are probably familiar with. We announced here the first part of May the combination and this slide is – a lot of this has been probably seen by you before if you’re a current Forest holder, bondholder on the Sabine side. It’s a 73.5%, 26.5% split post-deal. We do become public via the transaction. And you can see our Board will hold probably call it a proportionate share six out of the eight Board seats and then David Sambrooks, our CEO, myself, and Todd Levesque, our Chief Operating Officer will be the leadership team on the combined company.

We have filed our Form S-4 here at the end of May. We expect comments back probably this week at the earliest, but certainly by probably early part of next week. And hope to by then or through that process be able to add some clarity to the timeline. We’re currently targeting a late third quarter, early fourth quarter shareholder vote closing. I think you will see and I’ll get to kind of the maps that probably visually show you the overlap in the plays, but certainly the East Texas and the Eagle Ford positions were key in the story making sense. We on the Sabine side had been looking at taking a standalone IPO out here this year as well.

The decision tree there is looking at what we thought this combination did incrementally to the asset footprint and what it gave us opportunities to go to specifically in the East Texas. So we’ve got to made very good sense as to what it created in based and that we started in as a company and have seen extremely good economics and results from our activities from inception.

Certainly, it gives us and add scale to us, which is I think, one part of a public company story. And certainly, through this combination, there is a certain amount of operating synergies that are undoubtedly sitting there from a corporate standpoint, but also from an operational standpoint. And putting the two asset positions together, we will be able to see a little more visually here on the map here.

I’ve touched on the leadership, so I’ll skip over the pictures there. And this is what I’ve been referring to, I mean, if you look at how the two maps come together specifically in the East Texas, nearly 180 million a day of gas, 81% gas, 180 million there production equivalent, north of 200,000 acres. And we’re seeing this as a huge growth engine for both us today, as well as on a combined basis.

The Eagle Ford also is certainly probably two different animals that if you follow both companies that all are seeing kind of the different results. I mean, Forest stands – sits currently up in Gonzales County, targeting a black oil window, different cost structure, different pressure system. We’ve – we’re in the gas condensate window certainly, higher drilling complete cost, but certainly see both sets of positions on the asset side having pretty good opportunities to grow, we’re from where we’re today.

A lot of these I’ll skip through. It’s certainly, again, we’re providing, I guess details on what we would call certainly the meaningful scale to the entity on a combined basis. And I think pointing you to what we would say puts us in a different peer group than where we would have gone from a standalone process on an IPO. Again, I think gearing us into an Exco type, Rosetta type peer group with different comp sets and different multiples that should benefit the combination on very meaningful way.

Here – this might be a little careful on the screen, I do have books in the back for those of you who would like. We boxed here really what we would point to as far as combined Cotton Valley results for last year. And again, it was pointing towards what we’ve been – what I mentioned earlier here on the top right strip deck pricing 36% rate of return on the Cotton Valley.

I think it’s a play that we know very well and certainly think that there’s a lot of benefits to bringing our capital approach and our completion techniques to the combined company. And I think, sort of alternatively or as equally important that we think there is some cost savings to be found and how Forest was attacking their position. I think there is a pretty good benefit to both footprints.

Excuse me, there at the bottom in that second box is just the seven wells that I mentioned previously that we get completed. As you can see there kind of similar IP, similar well costs to a certain extent, but you know again 26% rate of return that’s on today’s price, which is currently what we’d say, we are not capitalizing under that current AFE number.

But we do have what we think that’s pretty meaningful cost savings to bring out of the system we think that will push that up north of 30% pretty nicely. This slide here is really I’ll say just kind of putting kind of data behind the statements that these two charts our Cotton Valley, call it top 25 operators in both basins in the Cotton Valley and the Haynesville. Haynesville being both North Louisiana and East Texas.

As you can see both Sabine and Forest on the top graph were middle up to upper tier certainly, historically in the 2013 results of the two bars on the left, which would – I’d say show you where we’ve taken our completion design and our approach to the economics on that project very nicely. It’s been an evolution as it most people have seen in another basins, but we certainly seen some engineering changes that we’ve done to our wells that have certainly made meaningful impact.

The bottom design or the bottom chart should say is the Haynesville and again similar story this is the Sabine only results and I think for us to drill the Haynesville for sometime. But certainly the Sabine results have been stacking up very nicely. And again, we’ll look at having a rig put back into the Haynesville call it later this fall.

Onto the Eagle Ford on a combined basis it puts together I think its just South of 65,000 net acres. We are at – let’s say similar to for us looking at what particularly to their assets what their joint venture with Schlumberger would being going forward. There is still some carry dollars there that are to be understood as to how we get those put to work and what the capitalization of that particular part of the play for the combined company looks like, but certainly good results across the 13 program of our Shiner program, mid 30 type rate of returns.

And again, we have I believe three wells currently working in the play. And similar to where that showed previously on the Cotton Valley and the Haynesville. We’ve exported what we would call our Haynesville design to the Eagle Ford and I think it took us up the curve very quickly.

This is obviously showing well count that’s much fewer than call it the competitors that we are which also tell you that we figured out how to specifically up in our northern DeWitt, Southern Lavaca play sort of figure out where the right spot of landing the wells are, which for us up there has been from day one, it has been in the upper Eagle Ford.

But certainly, we believe our experience and what we’ve learned from both drilling horizontally in the Cotton Valley and the Haynesville was very applicable and how we were able to kind of get quickly up the curve in the Eagle Ford.

Again, Granite Wash fantastic returns this was clearly at the North – Northern sort of North West extension of the Granite Wash, but its an earlier part of the play for as we see it, but certainly one that we’ve seen just phenomenal economics of over the last couple of years since we’ve owned it and continue to run two rigs and plan to for the good future.

First quarter activity, I’ve probably touched on good business already, 12 rigs running currently in the – on the combination. We’ll probably see that migrate on a mix basis, it’s going adding to rigs in East Texas probably reducing by couple of rigs in the Eagle Ford to the course of this year.

And then, I think from that standpoint that’s probably most of the other comments that have been touched on this slide I believe so I’ll go on to the next here. Financing and pro forma highlights, just putting the two companies together again it’s probably little small for the baker room. We will be – having some recap refinancing opportunities on the combination. The second lien of Sabine was and both our senior unsecured notes for both sort of out for refinancing this year on a standalone basis from our view.

They were at higher coupons and with middle lien and second lien is probably little large for our capital structure. Similar thoughts going forward, those will probably be coming out at some point. And then we’ll be addressing the 19 and 20 notes on the Forest side either most likely through the changes in throughput that will occur at closing. Rating agencies have been very positive about the deal that you may have noticed. And I guess the piece I haven’t touched on so far to-date here is asset sales.

We have clearly a – view that East Texas is where we see good growth, good ability to incrementally combine and add to our position. The Eagle Ford I would put in a category of great asset probably in a ZIP code of price to bolt-on in a meaningful way thereby pretty expensive at this point. We would probably put the Panhandle as an area that we don’t see that’s making sense to kind of doing anything large in that area. And what all that amounts to and there is some other assets it kind of fall outside of those two boxes is that we think that there is some fairly meaning divestments that will come out of the combination, and would help accelerate the de-levering of the company.

We clearly kind of take on the four and a half times coming out of the boxes not a peer group leading multiple that you want to have. So we’ll be challenging ourselves to optimize capital for 2015, 2016 and really target the leverage profile going from sort of mid-fours to call it somewhere around three times in the next sort of 12 to 24 months. And we think that’s achievable without divestments. We just think it’s obviously not only call it a leverage management situation where you can accelerate that near-term, but also call it focus our footprint and our operational efforts probably more to one or two basins here in the next couple of years.

Here on slide 24 is simply our combined guidance, you can see cost structure here denoted this is not taking into account anything that we think we can do from call it a synergy type view both either G&A or operating costs in the field, which clearly we think are pretty meaningful given the combination of the two companies and the overlap that comes with. The capital is there that’s again running, call it a 12 rig program, well we are furiously looking at how to approach 2015 on a combination and hopefully we will be here in the next quarter or so being able to give some clarity is to how we view next year’s plan.

So in conclusion again the combination we think from an overlap of asset, significant position in two position or two basins that we think are key. The East Texas and the Eagle Ford basins, great economics in both, great liquid components in both gives us good scale, allows us to continue a very significant good growth profile. We’ll capitalize on some synergies in a combination without a doubt and certainly the size of the entity will give us we think on a combined basis, very good liquidity to kind of manage the business through next year at minimum and it gives us pretty good inside and good line of side to de-levering and getting the balance sheet and the leverage tax where we want to call it by the end of 2016.

And that’s all my remarks. I think we are setting up for a Q&A in the LaSalle room down the hall.

<<Analyst, Global Hunter Securities, LLC>>

Correct.

<<Shane Bayless, Executive Vice President and Chief Financial Officer>>

Okay. And just to recap the appendix that did show what the current structure of the deal look like and that was topic of discussion early on or after the initial announcement of the deal. So that’s of interest, again I’ve got hard copies for you in the back. So thank you.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transactions, on May 29, 2014, New Forest Oil Inc. (which will be renamed Sabine Oil & Gas Corporation as of the closing of the proposed transaction) (“Holdco”) filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Forest Oil Corporation that also constitutes a preliminary prospectus of Holdco. Each of Holdco and Forest Oil Corporation also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco and Forest Oil Corporation with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Holdco or Forest Oil Corporation at Forest Oil Corporation’s Investor Relations department at www.forestoil.com or by email at IR@forestoil.com.

PARTICIPANTS IN THE SOLICITATION

Holdco, Forest Oil Corporation, Sabine Oil & Gas LLC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Forest Oil Corporation’s directors is available in Forest Oil Corporation’s proxy statement filed with the SEC on March 26, 2014, for its 2014 annual meeting of shareholders, and information about Forest Oil Corporation’s executive officers is available in Forest Oil Corporation’s Annual Report to shareholders filed with the SEC on February 26, 2014. Information about Sabine Oil & Gas LLC’s directors and executive officers is available in the registration statement on Form S-4 filed by New Forest Oil Inc. on May 29, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Holdco or Forest Oil Corporation using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Holdco, Forest Oil Corporation or Sabine Oil & Gas LLC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of Holdco to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Holdco or Forest Oil Corporation from time to time, including Forest Oil Corporation’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. For additional information on the risks and uncertainties that could impact Sabine Oil & Gas LLC’s business and operations, as well as risks related to the transactions, please see the registration statement on Form S-4 filed by New Forest Oil, Inc. on May 29, 2014. The forward-looking statements included in this document are made only as of the date hereof. None of Holdco, Forest Oil Corporation nor Sabine Oil & Gas LLC undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.